News Release

Alexco Reports First Quarter 2013 Financial Results

May 8, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the first quarter of 2013. All figures are expressed in Canadian dollars unless otherwise stated. For the three months ended March 31, 2013, Alexco recorded a net loss of $2.3 million or $0.04 per share, primarily due to decreased silver production during the quarter. As reported previously, the three-month first quarter production from the Bellekeno mine was 379,616 ounces of silver. During April, mine volumes increased as mining began sequencing toward higher grade areas of the Southwest and 99 Zones.

Highlights of First Quarter

  Bellekeno mine revenue of $14.5 million, on payable metal sales of 391,593 ounces of silver, 3.3 million pounds of lead and 1.0 million pounds of zinc
  Contained metal production of 379,616 ounces silver, 3.0 million pounds lead and 1.0 million pounds zinc
  Recognized metal prices during the quarter averaged US$28.70 per ounce silver, US$1.03 per pound lead and US$0.93 per pound zinc
  First quarter cash costs of production1 of $16.67 per ounce of payable silver produced, net of by-product credits
  Flame & Moth deposit estimated resources expand to 22.9 million ounces indicated
  Alexco Environmental Group (AEG) first quarter 2013 gross profit of $807,000 with a 37% gross margin
[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 13 of Alexco’s March 31, 2013 Management’s Discussion and Analysis (MD&A) for explanation and reconciliation.

Alexco President and Chief Executive Officer Clynt Nauman said, “Our decreased production during the first quarter has resulted in predictably disappointing financial results. Fortunately, we are now moving out of the lower-grade areas of the mine and have already seen improved production rates through April. Because of the narrow-vein, low-volume nature of our Bellekeno mine about 85% percent of our costs are fixed, therefore I expect to see cash costs improve as we return to more normal levels of silver production.

Nauman continued, “ Metals prices have taken a sharp drop in the second quarter, and we are closely examining our cost structure and evaluating our options to preserve margin in a sustained lower metal price environment, while continuing on our path to add value. We believe the demand for silver, both industrial and investment, is a strong argument for the price of precious metals to increase, but we also understand that weathering an extended period of lower metals prices will require more rigorous cost and operating discipline.”

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars,
except per share amounts)	Three Months Ended March 31
	2013	2012

Revenue from mining operations	14,508	23,161
Gross profit from mining operations	32	7,157

Revenue from environmental services	2,207	1,584
Gross profit (loss) from environmental services	807	57

Revenue from all operations	16,715	24,745
Gross profit from all operations	839	7,214

Income (loss) before taxes	(3,354)	2,978
Net income (loss)	(2,332)	1,340
Total comprehensive income (loss)	(2,753)	1,333
Earnings (loss) per share – basic and diluted	($0.04)	$0.02
Cash flows from operating activities	1,400	7,221

Recognized metal prices:[1]
Silver (USD per ounce)	$28.70	$32.81
Lead (USD per pound)	$1.03	$0.95
Zinc (USD per pound)	$0.93	$0.92

1 Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Bellekeno Mine Operations

Mine production and grades were low in the first quarter due to sequencing of mining through lower-grade areas of the SW Zone, whereas mining in the comparative quarter of 2012 sequenced through higher grade central areas of the SW and 99 Zones, which are also the general areas scheduled for mining later in 2013. The areas mined during the first quarter were peripheral to the main SW and 99 resource at Bellekeno, and although of notably lower grade than the overall Bellekeno life-of-mine plan these areas remained economic on a cash recovery basis and would otherwise have been sterilized by future mining interior to the deposit. Commencing in April 2013, and as mining progresses through the second and third quarters, operations are sequencing back into higher grade areas of the mine.

Average mill throughput in the three month period ended March 31, 2013 was 223 tonnes per day (tpd) compared to 234 tpd in the first quarter of calendar 2012 and 291 tpd during the three months ended December 31, 2012. From the fourth quarter of 2012, mill throughput capability began to strongly outpace mine production rates, resulting in relatively low levels of ore inventory at the start of 2013.

Although production levels during the first quarter of 2013 were significantly lower than the historical norm for Bellekeno, the high fixed-cost nature of the Bellekeno operating cost structure resulted in total cash production costs remaining substantially unchanged from typical quarterly levels. Consequently, costs per unit of payable metal were accordingly high in the quarter, with cost of sales for the quarter totaling $14,476,000, and cash costs per ounce of silver for the quarter at $16.67, increased from $11.01 in the first quarter of calendar 2012 and $11.13 in the fourth quarter of 2012. Compared to the same period last year, the lower silver production volume accounts for an approximately $5.50 increase in the cash cost per ounce of silver in the first quarter of 2013.

Comparative operating statistics for Bellekeno for the quarter are summarized as follows:

	Three Months Ended December 31
	2013	2012

Ore tonnes mined	20,421	21,395
Ore tonnes processed	20,069	21,251
Mill throughput (tonnes per day)	223	234
Grade of ore processed:
Silver (grams per tonne)	636	899
Lead	7.5%	11.3%
Zinc	3.4%	5.7%
Recoveries:
Silver	93%	94%
Lead in lead concentrate	90%	93%
Zinc in zinc concentrate	69%	57%
Concentrate production:
Lead concentrate:
Tonnes produced	2,253	3,376
Concentrate grade:
Silver (grams per tonne)	5,020	5,144
Lead	60.4%	66%
Zinc concentrate:
Tonnes produced	1,053	1,583
Concentrate grade:
Silver (grams per tonne)	470	460
Zinc	45%	43%
Production – contained metal:
Silver (ounces)	379,616	581,808
Lead in lead con (pounds)	3,001,005	4,929,079
Zinc in zinc con (pounds)	1,034,145	1,515,960
Sales volumes by payable metal:
Silver (ounces)	391,593	540,942
Lead (pounds)	3,340,520	4,654,814
Zinc (pounds)	1,00,5298	1,440,442
Cash costs of production[1]
Per ounce of payable silver produced	$16.67	$11.01

[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 13 of Alexco’s March 31, 2013 MD&A for explanation and reconciliation.

Keno Hill Exploration and Development

In January 2013, Alexco announced an updated resource estimate for the Flame & Moth property incorporating drill results from the 2012 exploration program (see news releases dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” and March 15, 2013 entitled “Alexco Files Flame & Moth Technical Report”). The current resources estimated for Flame & Moth comprise 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc.

At Onek and Lucky Queen, the quartz mining license authorizing mining at both was issued in January 2013, and approximately $0.5 million in reclamation security was posted shortly thereafter. With respect to the water license amendment authorizing milling of material from both mines, a routine Water Board hearing was completed in February 2013, and issuance of the license amendment is anticipated in May of 2013.

Alexco Environmental Group

AEG continues to build on its successful 2012 performance. The wholly-owned subsidiary has an agreement with the Government of Canada to clean up the Keno Hill Silver District, and also works with private sector clients in the U.S. and Canada. In the first quarter of 2013, AEG continued to provide benefit to Alexco with revenue of $2.2 million and gross profit of $807,000, compared to revenue of $1.6 million in the first quarter of 2012 and gross profit of $57,000.

Outlook

Despite decreased production from Bellekeno in the first quarter due to the mine sequencing issues described above, full-year guidance for Bellekeno remains unchanged in the range of 1.9 million to 2.1 million ounces of silver as operations are sequencing back into higher grade areas of the Bellekeno mine.

At Onek, surface facilities are in place and the primary decline has been advanced to within 20 meters of the mineralization. Initial production from the Onek mine is subject to receipt of the requisite water license amendment. Lucky Queen production later in the year is dependent on submission of an updated waste rock management plan to eliminate re-handling and to provide more efficient long term storage of waste rock closer to the mine. In both cases, commencement of production is subject to final positive development decisions, which will be made in the context of then-current metal markets.

Alexco’s exploration plans in 2013 are of smaller scale than 2012, with a budget of between $3 million to $5 million. This will be funded by a $7 million flow-through share financing completed in April 2013, and includes the drilling of priority holes to better define the limits of mineralization and add immediate resources at the Flame & Moth deposit, as well as the technical review of all exploration results to identify new exploration targets for future drill programs. Additionally, Alexco is initiating baseline geotechnical, metallurgical and environmental work as well as preliminary engineering on the Flame & Moth deposit, and this work is expected to include studies of future potential production options in context with existing mines and other opportunities in the District.

Financial Position

Alexco’s cash and cash equivalents at March 31, 2013 totaled $13,706,000 compared to $23,088,000 at December 31, 2012, while net working capital totaled $15,847,000 compared to $25,727,000 for the same dates respectively. The decreases in cash and net working capital primarily reflect the net-positive though substantially-reduced cash inflows from Bellekeno mining operations in the quarter due to lower production. Expenditures during the first quarter included $7.0 million for work on exploration and development activities within the Keno Hill District, some of which actually occurred during previous quarters, including rehabilitation and access development activity at the historical Onek and Lucky Queen mines. Other expenditures included normal Bellekeno mine development, the posting of reclamation security in connection with the issuance of the quartz mining license for Onek and Lucky Queen in the amount of $0.5 million, an investment of approximately $1.3 million in the buy-out of certain mining equipment from the contract miner at Bellekeno, and the expenditure of $1.9 million on the purchase of Alexco shares on the open market in connection with annual grantings of awards under the Corporation’s restricted share unit plan.

Financial Report and Conference Call for Year Ended December 31, 2012

Full details of the financial and operating results for the first quarter of 2013 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11 a.m. Eastern (8 a.m. Pacific) on Thursday, May 9, 2013. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through May 17, 2013, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #412333

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.